SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2012

Commission file number: 1-14872

SAPPI LIMITED
(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INCORPORATION BY REFERENCE

Sappi Limited’s announcement, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999, December 15, 2004 and February 2, 2010 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate”, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the impact of the global economic downturn, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, the emergence of new technologies and changes in consumer trends including increased preferences for digital media, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of restructurings, investments, acquisitions, dispositions and other strategic initiatives (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions or implementing restructurings or other strategic initiatives, and achieving expected savings and synergies, and currency fluctuations. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

NOT FOR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT.

PE PAPER ANNOUNCES RESULTS OF ITS CASH TENDER OFFER

Vienna, Austria – July 19, 2012 – PE Paper Escrow GmbH (“PE Paper”, “we”, “us”, or the “Company”), a wholly-owned subsidiary of Sappi Limited, announces the results of its offer to purchase for cash (the “Offer”) up to $700 million principal amount of its outstanding U.S. dollar-denominated 12.00% Senior Secured Notes due 2014 (the “Dollar Notes”) and euro-denominated 11.75% Senior Secured Notes due 2014 (the “Euro Notes” and, together with the Dollar Notes, the “Notes”). The Offer was made upon the terms and subject to the conditions set forth in the offer to purchase dated June 20, 2012, as amended (the “Offer to Purchase”) and the related Letter of Transmittal also dated June 20, 2012. Capitalised terms used in this announcement have the meanings ascribed to them in the Offer to Purchase and the related Letter of Transmittal.

As of 5:00pm New York City time, on July 3, 2012 (the “Early Tender Deadline”), Dollar Notes in an aggregate principal amount of $167,342,000 and Euro Notes in an aggregate principal amount of €178,045,000 were validly tendered in the Offer. As of midnight New York City time, on July 18, 2012 (the “Expiration Time”), additional Euro Notes in an aggregate principal amount of €950,000 were validly tendered in the Offer. No Dollar Notes were tendered after the Early Tender Deadline.

On July 6, 2012 (the “Early Settlement Time”) the Company accepted and purchased all Dollar Notes validly tendered and not validly withdrawn on or before the Early Tender Deadline for a purchase price equal to $1,067.50 (which includes an Early Tender Payment of $20.00) per $1,000.00 principal amount of Dollar Notes, plus accrued and unpaid interest up to, but not including, the Early Settlement Time.

On July 19, 2012, the Company accepted all Euro Notes validly tendered and not validly withdrawn. The Company will pay a purchase price equal to €1,066.25 (which includes an Early Tender Payment of €20.00) per €1,000.00 principal amount of Euro Notes, for Euro Notes tendered before the Early Tender Deadline, and a purchase price equal to €1,046.25 per €1,000.00 principal amount of Euro Notes, for Euro Notes tendered after the Early Tender Deadline, in each case plus accrued and unpaid interest up to, but not including, the Settlement Time (defined below). The payment for all Euro Notes accepted for purchase is expected to be made on July 20, 2012 (“Settlement Time”).

The Company has also exercised its right to redeem on August 6, 2012, all outstanding Dollar Notes not tendered in the Tender Offer, at a redemption price of 106.000% of the principal amount thereof plus accrued and unpaid interest, and Euro Notes in an aggregate principal amount of €140,000,000, at a redemption price of 105.875% of the principal amount thereof plus accrued and unpaid interest.

The Royal Bank of Scotland plc, Citigroup Global Markets Limited, J.P. Morgan Securities LLC and J.P. Morgan Securities plc acted as Dealer Managers. The Bank of New York Mellon is the Tender and Information Agent. This news release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Offer was made only by the Offer to Purchase, as amended, and related Letter of Transmittal, and the information in this news release is qualified by reference to the Offer to Purchase and related Letter of Transmittal.

Requests for information in relation to the Tender Offer should be directed to:

THE ROYAL BANK OF SCOTLAND PLC	RBS SECURITIES INC (acting on behalf of The Royal Bank of Scotland plc)
135 Bishopsgate London EC2M 3UR United Kingdom Attn: Liability Management Group Tel: +44 (0)20 7085 4634 Email: liabilitymanagement@rbs.com	600 Washington Boulevard Stamford, CT 06901 USA Attn: Liability Management Group Toll free: +1 877 297 9832 Collect: +1 203 897 4825

CITIGROUP GLOBAL MARKETS LIMITED
Canada Square, Canary Wharf
London E14 5LB
United Kingdom
Attn: Liability Management Group
London: +44 (0)20 7986 8969
Toll Free: +1 800 558 3745
Collect: +1 212 723 6106
Email: liabilitymanagement.europe@citi.com

J.P. MORGAN SECURITIES PLC	J.P. MORGAN SECURITIES LLC
25 Bank Street, Canary Wharf London E14 5JP United Kingdom Attn: Liability Management Group Tel: +44 (0)20 7325 9633	383 Madison Avenue, 3rd floor New York, NY 10179 USA Attn: Liability Management Group U.S. Toll Free: (800) 245-8812 Call Collect: (212) 270-1200

Requests for information in relation to the procedures for participating in the Tender Offer should be directed to:

For Holders of Dollar Notes

For Delivery by Overnight Courier or
Hand or Certified or Registered Mail:

The Bank of New York Mellon Corporation
Corporate Trust Operations
Reorganization Unit
101 Barclays Street -7 East
New York, N.Y 10286
Attention: Diane Amoroso
diane.amoroso@bnymellon.com

By Facsimile Transmission
(for eligible institutions only):
+1 (212) 298 1915

To Confirm by Telephone or for Information Call:
+1 (212) 815 2742

For Holders of Euro Notes

For Delivery by Overnight Courier or
Hand or Certified or Registered Mail:

The Bank of New York Mellon
Debt Restructuring Services
40th Floor, One Canada Square,
London E14 5AL
Attention: Les Cummings

To Confirm by Telephone or for Information Call:
+44 (0) 207 964 4958

By email: debtrestructuring@bnymellon.com

FORWARD LOOKING STATEMENTS

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives.

The words “believe”, “anticipate”, “expect”, “intend”, “estimate”, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to:

•
the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing);

•	the impact on our business of the global economic downturn;

•	unanticipated production disruptions (including as a result of planned or unexpected power outages);

•	changes in environmental, tax and other laws and regulations;

•	adverse changes in the markets for our products;

•	the emergence of new technologies and changes in consumer trends including increased preferences for digital media;

•	consequences of our leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed;

•	adverse changes in the political situation and economy in the countries in which we operate or the effect of governmental efforts to address present or future economic or social problems;

•
the impact of restructurings, investments, acquisitions, dispositions and other strategic initiatives (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions or implementing restructurings or other strategic initiatives, and achieving expected savings and synergies; and

•	currency fluctuations.

We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

OFFER AND DISTRIBUTION RESTRICTIONS

NEITHER THE OFFER TO PURCHASE NOR ANY RELATED DOCUMENT HAS BEEN FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, NOR HAS ANY SUCH DOCUMENT BEEN FILED WITH OR REVIEWED BY ANY U.S. STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY OF AUSTRIA, SOUTH AFRICA, ITALY, THE UNITED KINGDOM OR ANY OTHER COUNTRY. NO AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER TO PURCHASE OR ANY RELATED DOCUMENTS, AND IT IS UNLAWFUL AND MAY BE A CRIMINAL OFFENCE TO MAKE ANY REPRESENTATION TO THE CONTRARY.

THE DISTRIBUTION OF THE OFFER TO PURCHASE IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THE OFFER TO PURCHASE COMES ARE REQUIRED BY THE COMPANY, THE DEALER MANAGERS AND THE TENDER AND INFORMATION AGENT TO INFORM THEMSELVES ABOUT, AND TO OBSERVE, ANY SUCH RESTRICTIONS.

This announcement, the Offer to Purchase, the Letter of Transmittal and any other materials or advertisements in connection with the Offer may not be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, and any of the Dealer Managers or any of their respective affiliates is such a licensed broker or dealer in such jurisdictions, the Offer shall be deemed to be made by such Dealer Manager or such affiliate (as the case may be) on behalf of PE Paper in such jurisdictions. Persons into whose possession this document comes are advised to inform themselves about and to observe any restrictions relating to the Offer and the distribution of this announcement, the Offer to Purchase, the Letter of Transmittal and any other related materials.

Austria. Neither this announcement, the Offer to Purchase nor any other documents or materials relating to the Offer are subject to the Austrian Capital Markets Act (Kapitalmarktgesetz) and have not been submitted to or will be submitted for approval or registration with the Austrian Financial Market Authority (Finanzmarktaufsichtsbehörde). Accordingly, this announcement and the Offer to Purchase have not been and will not be approved by the Austrian Financial Market Authority or any other regulatory body in Austria. The Dealer Managers will not hold any physical meetings in Austria with Holders in connection with the Offer.

Italy. None of this announcement, the Offer, the Offer to Purchase and any other documents and materials relating to the Offer have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. In Italy, the Offer is carried out as an exempted offer under Article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”, and Article 35-bis, paragraphs 3 and 4, letter b) of the CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “Regulation on Issuers”). The Offer is also being carried out in compliance with article 35-bis, paragraph 7, letter a) of the Issuers’ Regulation. Accordingly, a Holder of Notes that is located in Italy can participate in the Offer only if (i) the Notes tendered by it have a nominal value or an aggregate nominal amount equal to or greater than €50,000 or if (ii) it qualifies as qualified investor (investitore qualificato), as defined pursuant to Article 100 of the Financial Services Act and Article 34-ter, paragraph 1, letter b) of the Regulation on Issuers (“Eligible Investors”); otherwise Holders of Notes located in Italy may not participate in the Offer and neither this announcement, the Offer to Purchase nor any other documents or materials relating to the Offer may be distributed or otherwise made available to them as part of the Offer. The Offer cannot be extended, nor may copies of this announcement, the Offer to Purchase or any other document relating to the Offer or the Notes be distributed, mailed or otherwise forwarded, or sent, to the public in Italy, whether by mail or by any means or other instrument (including, without limitation, telephonically or electronically) or any facility of a national securities exchange available in Italy, other than to Eligible Investors. Persons receiving this announcement and the Offer to Purchase must not forward, distribute or send it in or into or from Italy. Holders or beneficial owners of the Notes that qualify as Eligible Investors can tender the Notes through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offer.

South Africa. Pursuant to South African Exchange Control regulations, no Notes were offered or sold to prospective investors in South Africa. Accordingly, the Offer is not being made to any person resident or located in South Africa. Holders are hereby notified that, to the extent such Holders are persons resident or located in South Africa, the Offer is not available to them and they may not tender Notes pursuant to the Offer and, as such, any acceptance of Notes tendered by such persons shall be ineffective and void, and neither this announcement, the Offer to Purchase, the Letter of Transmittal nor any other offering material relating to the Offer or the Notes may be distributed or made available in South Africa.

United Kingdom. The communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Offer is not being made, and such documents and materials have not been approved by, an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom, and are only for circulation to persons outside the United Kingdom or to persons within the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”)) or within Article 43(2) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order.

This announcement, the Offer to Purchase and the Letter of Transmittal do not constitute an offer or solicitation to purchase Notes in any jurisdiction in which, or to, or from, any person to, or from, whom, it is unlawful to make such offer or solicitation under applicable securities or blue sky laws.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2012
SAPPI LIMITED,

by	/s/ Laurence Newman
	Name:	Laurence Newman
	Title:	Group Financial Controller